UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Alternative Investment Partners Absolute Return Fund

(Name of Subject Company (Issuer))

Alternative Investment Partners Absolute Return Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Amy Doberman, Esq.

Morgan Stanley Investment Management Inc.

522 Fifth Avenue

New York, NY 10036

(800) 869-6397

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Richard Horowitz, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

(212) 878-8000

April 16, 2008

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$174,227,991 (a)	$6,847.16 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

ITEM 1. SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
February 29, 2008	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value

March 3, 2008 & April 1, 2008	Prior Two Admission Dates	the last two dates before the Commencement Date as of which Shares of the Fund were sold

April 16, 2008	Commencement Date	the date as of which the Offer commenced

May 16, 2008	Initial Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund

May 16, 2008*	Notice Date	the later to occur of the Initial Notice Date and the latest date (if any) subsequently designated by the Fund, in any properly authorized extension of the Offer, by which Shareholders may tender their Shares (with respect to which extension Shareholders are properly notified by the Fund in writing in accordance with the terms set forth later in this document)

May 30, 2008	Initial Expiration Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request

May 30, 2008*	Expiration Date	the date as of which the Offer is no longer revocable, which will be the later to occur of the Initial Expiration Date and the latest date subsequently designated by the Fund in any properly authorized extension of the Offer

June 2, 2008	Acceptance Date	the date which is 45 days after the Commencement Date

June 30, 2008*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last business day of the month immediately following the month in which the Expiration Date occurs

December 31, 2008*	Fiscal Year-End Date	the last day of the fiscal year during which the Valuation Date occurs.

*	Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Alternative Investment Partners Absolute Return Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to purchase from shareholders of the Fund

(“Shareholders”) shares of the Fund (“Shares”). (As used in this Schedule TO, the term “Shares” refers to the shares of beneficial interest in the Fund constituting the class of security which is the subject of this Offer (as defined below).) Specifically, the Fund is offering to purchase Shares in an amount up to 15% of the net assets of the Fund, calculated as of the Valuation Date, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of such date. (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, in the event of any extension of the offer to purchase Shares for cash on the terms and conditions set out in the Offer to Purchase and the related Letter of Transmittal (which, together constitute the “Offer”), by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Expiration Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for its fiscal year ending on the Fiscal Year-End Date. The Fund expects that the Fund’s audit will be completed no later than 60 days after the Fiscal Year-End Date, and the net asset value per Share calculated as of such Fiscal Year-End Date will be used to determine the final amount paid for each tendered Share.

Shareholders may tender any Shares up to an amount such that they maintain the minimum required balance with the Fund of $100,000 after the purchase of Shares. If a Shareholder tenders any of its Shares and the Fund purchases those Shares, the Fund will give the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”). The Note entitles the Shareholder to receive an amount, determined as of the Valuation Date, equal to the net asset value of the Shares tendered (valued in accordance with the Fund’s Agreement and Declaration of Trust dated as of April 28, 2005 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”)). The Note will entitle the Shareholder to receive an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares tendered by the Shareholder and accepted for purchase by the Fund (the “Initial Payment”) which will be paid to the Shareholder no later than 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Shares, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from such investment funds. The Note will also entitle the Shareholder to receive a contingent payment (the “Post-Audit Payment”) equal to the amount, if any, by which the net asset value of the Shares tendered and purchased as of the Valuation Date (as such net asset value may be adjusted based upon the next annual audit of the Fund’s financial statements) exceeds the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. Proceeds of the Initial Payment and the Post-Audit Payment will be wire-transferred.

A Shareholder tendering for purchase less than all of its Shares will be required to maintain a balance with the Fund of at least $100,000 after the purchase of Shares. The Fund reserves the right to purchase less than the amount the Shareholder tenders if the purchase would cause the net asset value of the Shareholder’s remaining Shares to fall below this required minimum balance. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the investment funds in which it invests, or borrowings.

Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). The Offer to Shareholders remains revocable until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Until the Expiration Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If a Shareholder would like the Fund to purchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at either of the following addresses:

Overnight Delivery:	Regular Mail:
Alternative Investment Partners Absolute Return Fund	Alternative Investment Partners Absolute Return Fund
30 Dan Road	P.O. Box 8031
Canton, Massachusetts 02021	Boston, Massachusetts 02266-8031

or (ii) fax it to the Fund at (877) 839-1119, so that it is received before 12:00 midnight, Eastern time, on the Initial Notice Date. The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date. Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact one of the Fund’s dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 12:00 midnight, Eastern time, on the Initial Expiration Date. Also realize that the Offer is set to expire on the Initial Expiration Date (or, if the Offer is extended, the latest applicable Expiration Date) and that, if a Shareholder desires to tender Shares for purchase, it must do so by the Initial Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2. ISSUER INFORMATION

(a) The name of the issuer is Alternative Investment Partners Absolute Return Fund. The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund’s principal executive office is located at One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600.

(b) The title of the securities which are the subject of the Offer is “shares of beneficial interest of the Fund.” As of the close of business on the Prior NAV Calculation Date, the net asset value of the Fund was $1,056,595,327. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 15% of the net assets of the Fund which are tendered and not withdrawn by Shareholders as described above in Item 1, subject to any applicable extension of the Offer.

(c) There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Declaration of Trust.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund and the subject company) is Alternative Investment Partners Absolute Return Fund. The Fund’s principal executive office is located at One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600. The investment adviser of the Fund is Morgan Stanley AIP GP LP (in its capacity as such, the “Adviser”). The Adviser’s principal executive office is located at One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600. The members of the Fund’s Board of Trustees (the “Board of Trustees”) are Frank L. Bowman, Michael Bozic, Kathleen A. Dennis, Dr. Manuel H. Johnson, James F. Higgins, Joseph J. Kearns, Michael F. Klein, Michael Nugent, W. Allen Reed, and Fergus Reid. The address of each member of the Board of Trustees is c/o Alternative Investment Partners Absolute Return Fund, One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, Pennsylvania 19428-2881, and the telephone number of each member of the Board of Trustees is (610) 260-7600.

ITEM 4. TERMS OF THE TENDER OFFER

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 15% of the net assets of the Fund which are tendered by Shareholders by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii) The value of the Shares tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date. See Item 4(a)(1)(v) below.

Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares up to an amount such that it maintains the minimum required balance with the Fund of at least $100,000 after the purchase of Shares. Each Shareholder tendering Shares which are accepted for purchase will be given a Note promptly after the Expiration Date. The Note will entitle the Shareholder to be paid an amount, determined as of the Valuation Date, equal to the value of the Shares being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). This amount will be the value of the Shareholder’s Shares determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. The Note will entitle the Shareholder to receive the Initial Payment in an amount equal to at least 90% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. Payment of this amount will be made no later than 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Shares, no later than 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle a Shareholder to receive the Post-Audit Payment, i.e., a contingent payment equal to the amount, if any, by which the net asset value of the Shares tendered by the Shareholder and accepted by the Fund for purchase as of the Valuation Date (as such net asset value may be adjusted based upon the next annual audit of the Fund’s financial statements) exceeds the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the Fiscal Year-End Date.

(iii) Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date).

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last business day of the month immediately following the month in which the Expiration Date occurs. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) In accordance with the terms set forth in the Fund’s Prospectus dated May 1, 2007 (as it may be amended, modified, or otherwise supplemented from time to time, the “Prospectus”), a tender of Shares made pursuant to this Offer may be withdrawn at any time before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934 (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 12:00 midnight, Eastern time, on Initial Notice Date (or, if the Offer is extended, no later than 12:00 midnight, Eastern time, on the latest applicable Notice Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its election to accept such Shareholder’s tender and purchase such Shares.

(ix) If Shares in excess of 15% of the net assets of the Fund are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, will do one of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; or (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

In general, a Shareholder from which the Fund purchases Shares will be treated as receiving a distribution from the Fund. Such Shareholder generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Shareholder exceeds such Shareholder’s then adjusted tax basis in such Shareholder’s Shares. A Shareholder’s basis in such Shareholder’s Shares will be reduced (but not below zero) by the amount of consideration received by the Shareholder from the Fund in connection with the purchase of such Shares. A Shareholder’s basis in such Shareholder’s Shares will be adjusted for income, gain, or loss allocated (for tax purposes) to such Shareholder for periods before the purchase of such Shares. Cash distributed to a Shareholder in excess of the adjusted tax basis of such Shareholder’s Shares is taxable as a capital gain or ordinary income, depending on the circumstances. If the Fund purchases all of a Shareholder’s Shares, the Shareholder may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Shareholder’s then adjusted tax basis in such Shareholder’s Shares.

(2) Not applicable.

(b) Any Shares to be purchased from any affiliate, officer, or member of the Board of Trustees, of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Prospectus provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders quarterly, on each March 31, June 30, September 30, and December 31 each year (or, if any such date is not a business day, on the immediately preceding business day).

The Fund previously offered to purchase Shares from Shareholders pursuant to written tenders, and set out below is a chart summarizing the effective dates of those offers, the aggregate amounts of Shares tendered in those offers, and the aggregate amounts of tendered Shares accepted by the Fund for purchase.

Effective Date of Offer	Maximum Amount Subject to the Offer	Amount Tendered		Amount Accepted
June 30, 2007	$66,603,586	$16,845,101		$16,845,101
September 30, 2007	$86,044,901	$27,149,299		$27,149,299
December 31, 2007	$110, 453,153	$15,037,943		$15,037,943
March 31, 2008	$131,713,920	$17,090,970	*	$17,090,970	*

*	This amount is an estimate. The net asset value as of March 31, 2008 of the Shares (and portions thereof) tendered pursuant to the offer is not yet available.

The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Trustees, or any person controlling the Fund, the Adviser, or the Board of Trustees and (ii) any other person, with respect to the Shares.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a) As contemplated by, and in accordance with, the procedures set out in the Prospectus, the purpose of the Offer is to provide liquidity to Shareholders.

(b) Shares tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, in accordance with the Prospectus. The Fund currently expects that it will accept subscriptions for Shares as of the first business day of each calendar month. The Fund, however, is under no obligation to do so, and it may do so more frequently as determined by the Adviser.

(c) None of the Fund, the Adviser, and the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first business day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed 15% of the net assets of the Fund (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the investment funds in which the Fund invests; and (iv) possibly borrowings, as described in paragraph (d) below. The Fund will segregate, with its custodian, cash, liquid securities, or interests in investment funds which the Fund has requested to withdraw (or any combination of any of the foregoing items) equal to the value of the amount estimated to be paid under any Note as described above.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser, and the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, State Street Bank and Trust Company, to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER

(a) Morgan Stanley Alternative Investment Partners LP serves as the Fund’s Special Shareholder, and, as of the Prior NAV Calculation Date, it owned $121,533 of the value of the Shares, representing approximately 0.01% of the Fund’s net assets.

(b) Other than the acceptance of subscriptions for Shares as of the Prior Two Admission Dates, there have been no transactions involving Shares effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS

(a) (1) Reference is made to the audited financial statements of the Fund for the year ended December 31, 2007 which were prepared by the Fund, furnished to Shareholders, and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on March 10, 2008. Such financial statements are incorporated herein by reference in their entirety.

 (2) The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.

 (3) Not applicable.

 (4) See (a)(1) above.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11. ADDITIONAL INFORMATION

(a) (1) None.

 (2) None.

 (3) Not applicable.

 (4) Not applicable.

 (5) None.

(b) None.

ITEM 12. EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A. Cover Letter to Offer to Purchase and Letter of Transmittal

B. Offer to Purchase

C. Form of Letter of Transmittal

D. Form of Notice of Withdrawal of Tender

E. Forms of Letters from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND

By:	/s/ Ronald E. Robison
Name:	Ronald E. Robison
Title:	President

April 16, 2008

EXHIBIT INDEX

EXHIBIT
A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Forms of Letters from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender